Acorns Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-69294

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/2016 AND ENDING 9/30/2017
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19900 MacArthur Boulevard, Suite 500

(No. and Street)

92612

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colin Lam   949-438-4245

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

8800 East Raintree Drive, Suite 210	Scottsdale	AZ	85260
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Colin Lam _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Acorns Securities, LLC _____ , as

of September 30th _____, 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Financial and Operations Principal
_____
Title



_____
Notary Public

T. MALEKSAEIDI
Commission # 2115249
Notary Public - California
Orange County
My Comm. Expires Jun 13, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Acorns Securities, LLC

We have audited the accompanying financial statement of Acorns Securities, LLC (the "Company") which comprises the statement of financial condition as of September 30, 2017, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Acorns Securities, LLC as of September 30, 2017 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Scottsdale, Arizona
November 22, 2017

1

Acorns Securities, LLC
Statement of Financial Condition
September 30, 2017

Assets

Cash and cash equivalents	$	991,936
Cash and securities segregated per regulations		603,296
Receivable from clearing organizations		10,425,160
Deposit at clearing firm		50,000
Securities held at clearing firm		115,303
Receivable from affiliate		229,510
Prepaid expenses		16,205
Equipment and furniture, net		7,808
Total assets	$	**12,439,218**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	58,994
Payable to customers		10,387,556
Deferred rent liability		5,708
Total liabilities		10,452,258

Commitments and contingencies (Note 8)

Member's equity

Member's equity		1,986,960
Total member's equity		1,986,960
Total liabilities and member's equity	$	**12,439,218**

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Acorns Securities, LLC (the "Company") was organized in the State of Delaware on April 9, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Acorns Grow, Inc. (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(a)(1)(ii), the Company maintains subaccounts pursuant to an omnibus arrangement with a clearing broker. The Company also transmits block trade and other orders placed by its affiliated investment adviser, Acorns Advisers, LLC.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Fees are recognized when earned.

Equipment and furniture are stated at cost. Depreciation is provided on a straight-line basis using estimated lives of 5 to 7 years. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination.

NOTE 2: CASH SEGREGATED UNDER SECURITIES REGULATIONS

At September 30, 2017, cash of $603,296 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 3: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2017 was $50,000.

NOTE 4: FAIR VALUE OF SECURITIES HELD AT CLEARING FIRM

We apply fair value accounting for all financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, accounts receivable, and accounts payable, it is estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. There were no assets and liabilities measured at FV on a non-recurring basis at September 30, 2017. All securities held by the Company were exchange-traded funds. The following table presents the Company's securities that are measured at fair value on a recurring basis by fair value hierarchy at September 30, 2017:

Assets	Level 1	Level 2	Level 3	Total
Securities at fair value	$ 115,303	$ -	$ -	$ 115,303
Totals	$ 115,303	$ -	$ -	$ 115,303

NOTE 5: RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing brokers on an omnibus basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of September 30, 2017, the receivable from clearing organizations of $10,425,160 are pursuant to the clearing agreement.

NOTE 6: EQUIPMENT AND FURNITURE, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

Equipment and furniture	$	14,796
Less: accumulated depreciation		(6,988)
Equipment and furniture, net	$	7,808

Depreciation expense for the year ended September 30, 2017 was $2,753.

NOTE 7: RELATED-PARTY TRANSACTIONS

The Company is affiliated through common ownership with Acorns Advisers, LLC ("Advisers"). During April of 2014, the Company and Advisers entered into a brokerage and custodial services agreement whereby the Company agrees to establish and maintain an account on its books and records for each client of the Advisers ("Clients") on an omnibus basis. Accordingly, the Company has established several omnibus accounts for the benefit of Clients which are maintained by another Clearing Broker. Furthermore, the Company is responsible for instructing the Clearing Broker to maintain possession or control of investments in these omnibus accounts free of any charge, lien, or claim of any kind in favor of the Clearing Broker or any person claiming through the Clearing Broker. For the year ended September 30, 2017, the Company earned $2,387,934 from Advisers in fees, of which $228,505 was receivable as of September 30, 2017.

In September 2013, the Company and the Parent entered into a technology license and services agreement whereby the Parent grants to the Company the right and license to utilize technology developed by the Parent for maintaining books and records for Clients and receiving orders from Advisers. The agreement was updated in October 2016 to include reimbursements for cybersecurity and gradually increase the total fee amount to $15,000 per month as of September 2017. For the year ended September 30, 2017, the Company paid $155,000 in technology licensing fees to the Parent.

In May 2015, the Company and the Parent entered into a sublease agreement whereby the Company agrees to sublease office space from the Parent. For the year ended September 30, 2017, the Company paid $14,790 to the Parent.

In April 2015, the Company and the Parent entered into an expense sharing agreement whereby the Company agrees to reimburse the Parent payroll, equipment and other incidental expenses paid on behalf of the Company. The Parent further agrees to provide the Company general consumables, insurance and technology support at no additional charges. For the year ended September 30, 2017, the Company reimbursed $108,955 to the Parent per agreement. As of September 30, 2017, $1,005 was receivable from the Parent and its other subsidiary.

It is possible that the terms of certain of the related-party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at September 30, 2017 or during the year then ended.

NOTE 9: GUARANTEES

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 460, *Guarantees* ("ASC 460") requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2017 or during the year then ended.

NOTE 10: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 14, 2017, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate indebtedness change day to day, but on September 30, 2017, the Company had net capital of $1,692,137 which was $1,442,137 in excess of its required net capital of $250,000.

NOTE 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED REGULATORY FOCUS REPORT

Net capital per unaudited schedule	$	1,690,836
Adjustments		1,301
Net capital per audited statements	$	1,692,137